EXHIBIT 99.1

Qiao Xing Universal Reports Significant Increase in Income from Operations

     HUIZHOU, Guangdong, China, June 30 /Xinhua-PRNewswire/—Qiao Xing Universal Telephone, Inc (Nasdaq: XING) today filed its 2004 annual report Form 20-F with SEC. For the fiscal year 2004, the Company recorded net sales of US$244.0 million, increasing by 9.6% over 2003, income from operations of US$8.2 million, more than seven times that for 2003, and net income of US$2.8 million compared with net loss of US$0.9 million for 2003. The basic earnings per share of the Company for 2004 was US$0.17 compared with a basic loss per share of US$0.06 for 2003.

     Income from operations has been arrived at after charging certain non-cash operating expenses of a special nature, which included the amortization of acquired intangible assets in connection with the acquisition of CECT, totaling US$2.0 million, and stock-based compensation expenses, amounting to US$4.0 million. Income from operations before these charges was US$14.2 million.

     Mr. Wu Rui Lin, Chairman of the XING, said, “Net sales, income form operations and net income for 2004 were the highest since 2001 for the Company.”

     “Net sales from the mobile phone business segment rose from US$204.7 million for 2003 to US$220.4 million for 2004. In 2004, the competition in mainland China’s mobile phone handset market was extremely keen. Most local mobile phone handset manufacturers lost market share to foreign competitors. However, CEC Telecom Company, Limited (“CECT”), our major subsidiary, relying on its strong research and development capabilities, widely recognized brand name, well-established distribution network and competitive cost performance, bucked the trend and increased its market share. Indeed, during 2004, it climbed 12 places in the league chart that is designed to display both local and foreign mobile phone handset manufacturers’ market share rankings in the China market. Despite this stellar performance, the gross profit was eroded, like most other local mobile phone handset manufacturers in China. This was mainly attributable to the fact that the mobile phone handset manufacturing industry in China has grown into its mature stage with the selling price trending downwards. In this market environment, we reduced the selling prices of some models of mobile phone handsets, especially phones with simple mobile voice functionality as well as lower resolution camera phones. We compensated the drop in gross profit by slashing selling expenses, to protect income from operations, which was also much helped by the gain of the sale of an equity investee. From this difficult year of 2004 we emerged with a stronger brand and a leaner structure. These are advantages we use to good effect, as our net sales and gross profit are poised to grow significantly, a prediction already partially borne out by the data in hand for the first quarter of 2005.

     “Sales revenue from XING’s indoor telephone segment reached US$23.8 million for 2004, which represented an increase of 30.7% from US$18.0 million for 2003. The gross profit ratio also increased, from 9.8% in 2003 to 14.5% to 2004. This was attributable to the adjustment of the sales mix in the indoor telephone segment. The product portfolio has been upgraded to include more models with value added features which command higher gross profit ratios. Turning to 2005, as more models of indoor phones with value added features are introduced to the local and overseas markets, the net sales and gross profit are expected to grow significantly.

     “All in all, the Company has made steady progress from year to year. This is no mean feat especially for the mobile phone business segment, which operates in a particularly harsh competitive environment.”

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Note	2002	2003	2004
		Rmb’000	Rmb’000	Rmb’000	US$’000
					(Note 4)
Net sales	35	549,967	1,843,282	2,019,081	243,953
Cost of goods sold	35	(528,149)	(1,598,615)	(1,795,482)	(216,937)

Gross profit		21,818	244,667	223,599	27,016
Operating expenses:
Selling expenses		(5,286)	(74,885)	(27,873)	(3,368)
General and administrative expenses	37	(68,233)	(51,885)	(67,326)	(8,135)
Research and development		(451)	(6,649)	(10,449)	(1,262)
In process research and development		—	(33,579)	—	—
Amortization of acquired intangible assets	19	—	(42,192)	(16,990)	(2,053)
Stock-based compensation	25&26.b	—	(26,929)	(32,736)	(3,955)

(Loss) Income from operations		(52,152)	8,548	68,225	8,243
Interest income	37	1,070	3,045	492	59
Exchange loss, net		—	—	—	—
Interest expense		(17,867)	(18,985)	(27,060)	(3,269)
Gain on sale of a subsidiary	9	79,050	—	—	—
Gain on sale of equity investee	11	—	—	41,465	5,010
Other income, net		124	2,088	1,597	193

Income (Loss) before income tax		10,225	(5,304)	84,719	10,236
Provision for income tax	27	—	—	(10,404)	(1,257)

Income (Loss) before minority interests		10,225	(5,304)	74,315	8,979
Minority interests		6,248	(9,228)	(50,817)	(6,140)
Equity in earnings of equity investees	16	—	6,802	(624)	(75)

Net Income (Loss)		16,473	(7,730)	22,874	2,764

Other comprehensive (loss) income translation adjustments		(61)	(746)	70	8

Comprehensive income (loss)		16,412	(8,476)	22,944	2,772

	Note	2002	2003	2004
		Rmb’000	Rmb’000	Rmb’000	US$’000
					(Note 4)
Earnings (Loss) per common share -Basic	29	Rmb 1.12	Rmb (0.50)	Rmb 1.39	US$	0.17

-Diluted	29	Rmb 0.95	Rmb (0.50)	Rmb 1.38	US$	0.17

Weighted average number of shares outstanding -Basic	29	14,685,000	15,420,000	16,443,000		16,443,000

-Diluted	29	17,390,000	15,420,000	16,559,527		16,559,527

For more details, please visit SEC website

About Qiao Xing Universal Telephone, Inc.

     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.